November 24, 2010

VIA EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Attn:	Kathleen Collins
Melissa Kindelan

Re:	VirnetX Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 9, 2010
File No. 001-33852

Ladies and Gentlemen:

On behalf of VirnetX Holding Corporation (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we are in receipt of the Staff’s letter dated October 26, 2010 in connection with the above referenced filings by the Company.  The Company expects that it will complete and submit its response to the Staff’s letter on or prior to December 3, 2010.

Please do not hesitate to call me at (650) 493-9300 if you have any questions or require additional information.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey Cannon

Jeffrey Cannon